________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Pilgrim Software Releases Enterprise Quality Management Solution Built With eDeveloper From Magic Software

Companies Sign Long Term Agreement for Development and Integration Technology

Irvine, California (June 10, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that independent software vendor Pilgrim Software, a leading provider of Enterprise Quality Management (EQM) solutions, has released the latest version of its Q&MIS® (Quality and Manufacturing Integrated System) Suite version 4.8, built using Magic’s eDeveloper development and integration environment (www.magicsoftware.com/edeveloper). In addition, Magic and Pilgrim have signed a long-term licensing and support technology agreement under Magic’s recently announced new Premier Partner Program.

Pilgrim’s popular Q&MIS suite is used by hundreds of companies worldwide to address quality management and business process improvement. Q&MIS is a field-proven solution that helps manufacturing organizations to improve the overall performance of their quality process. A key enhancement in version 4.80 is support for Web Services, which eDeveloper provides. This enables organizations to manage their value chains more effectively by exchanging information in real-time and making system capabilities available for suppliers, partners and customers.

“We see the Q&MIS Suite as the best-of-breed solution for Enterprise Quality Management,” said Oren Inbar, CEO of Magic Software’s North American subsidiary. “We are delighted to strengthen our relationship with Pilgrim with this agreement, which brings the benefits of eDeveloper to Pilgrim’s large and prestigious customer base and the benefits of flexible pricing and licensing to Pilgrim Software.”

Under the terms of the agreement signed with Pilgrim, Magic Software will provide development and deployment licenses, maintenance, support and training to Pilgrim Software for approximately $400,000 over the next two years.

“Using eDeveloper, we have already achieved the successful development and integration of the Q&MIS Suite with Web Services, SAP, QAD, Oracle and other ERP systems,” said Ami Utji, CEO of Pilgrim Software. “We look forward to continuing to work with eDeveloper and Magic’s recently announced iBOLT Integration Suite to achieve technological advantage. With iBOLT, Magic has taken the next logical step of providing a business process management engine that significantly enhances integration between applications using an intelligent business rules framework.”

About Pilgrim Software

Pilgrim Software, Inc. is the leading provider of Enterprise Quality Management solutions for global manufacturing organizations. Pilgrim enables multiple sites, multiple organizations, customers and suppliers to effectively coordinate improvement activities and share critical information. By creating a secure, global information infrastructure, Pilgrim Software helps organizations improve quality, enhance customer and supplier relationships and improve profitability. On the Web, please see: http://www.pilgrimsoftware.com/.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 10 June, 2003